Exhibit 99.1

New Gold Reports Resumption of Surface Operations at the New Afton Mine

February 5, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announces that, while ensuring the health, safety and wellbeing of our employees and contractors, surface operations have resumed at the New Afton Mine, located in Kamloops, B.C.

The mill facility and tailings operations were restarted yesterday afternoon local time and the mill is currently processing ore from the live pile and intermediate-grade surface stockpile.

No surface infrastructure was impacted by the underground mud-rush incident that occurred on February 2, 2021. Construction of the Thickened and Amended Tailings Facility and stabilization efforts have resumed, and over the coming days the remaining surface operations will be ramped up systemically.

While the underground operations remain suspended, New Afton is working with the Ministry of Energy, Mines and Low Carbon Innovation on a plan to safely and sequentially resume underground mining operations, including the development of the B3 and C-Zone. The isolated recovery area where the mud-rush occurred will remain closed until it is safe to resume operations in that area.

“I would like to take this opportunity to thank the whole team at New Afton for their dedication and tireless efforts during this difficult time,” stated Renaud Adams, President and Chief Executive Officer.  “As we move forward, the health, safety and wellbeing of everyone who works at New Gold will remain our highest priority.”

The mud-rush was localized underneath the Lift 1 cave in the isolated recovery zone area, which does not interact with the other areas of the mine, including the B3 and C-Zone areas.

Additional details will continue to be provided via a news release as they become available.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater Project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.
For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

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